UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Schedule 14F-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

SOLEIL CAPITAL L.P.

(Exact name of registrant as specified in its corporate charter)

Delaware
(State or other jurisdiction of Incorporation or Organization)

000-16075	45-1740641
(Commission File Number)	(IRS Employer Identification No.)

787 Adeline Ave. San Jose, CA 95136
(Address of Principal Executive Offices and Zip Code)

(305) 537-6607
(Registrant's telephone number, including area code)

December 30, 2013

SOLEIL CAPITAL L.P.
787 Adeline Ave. San Jose, CA 95136
(305) 537-6607

INFORMATION STATEMENT
(Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being mailed on or about December 31, 2013 to holders of record at the close of business on December 28, 2013 (the "Record Date"), of common units representing limited partnership interests (the "Common Units"), of Soleil Capital LP., a Delaware limited partnership (the "Company"), in connection with the change of control of and composition of the Board of Directors of the Company (the "Board") as contemplated by that certain Patent Purchase Agreement (the "Purchase Agreement") by and among the Company and Mr. Guocheng Pan. The transaction contemplated by the Purchase Exchange were consummated on December 27, 2013 (the "Closing Date").

The Purchase Agreement is described more fully in that certain Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the "SEC") on December 30, 2013.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's security-holders.

No action is required by the Company's stockholders in connection with this Information Statement. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's stockholders). This Information Statement will be first mailed to the Company's stockholders of record on or about December 31, 2013.

CHANGE OF CONTROL

As a limited partner you are not required to vote on either the change of control or the addition of directors and your vote is not requested.

On December 27, 2013, Soleil Capital L.P., a Delaware limited partnership ("Soleil") entered into a patent acquisition agreement (the "Purchase Agreement"), by and among Soleil and Guocheng "Greg" Pan, a natural person, pursuant to which Soleil agreed to purchase certain electronic cigarette patents owned and invented by Mr. Pan (the "Purchased Assets"). Under the terms of the Purchase Agreement and in consideration for the acquisition of the Purchased assets, Soleil issued to Mr. Pan (and certain of his designees) 10,501,700 common units representing limited partnership units of Soleil and a warrant to purchase 2,000,000 common units representing limited partnership units of Soleil.  The warrants entitle Mr. Pan (or his designees) to purchase Soleil common units at $0.15 per common unit with an expiration date ten years from the effective date of the Purchase Agreement.

In addition, on the Closing Date, Adam Laufer submitted his resignation as Chief Executive Officer and Chief Financial Officer, effective immediately, as a member of the Board and a member of our general partner Soleil Capital Management LLC, which resignation shall become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the "Effective Date"). On the Closing Date, Jon Pan was appointed as Chief Executive Officer, Chief Financial Officer and President and Guocheng Pan was appointed Chairman of the Board, effective immediately.

CHANGES TO THE BOARD OF DIRECTORS

On the Closing Date, Adam Laufer resigned as members of the Board, which resignations shall become effective on the Effective Date, and Guocheng Pan and Jon Pan were appointed as Chairman of the Board, as a member of the Board and members of our general partner, Soleil Capital Management LLC,  respectively.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

To the best of the Company's knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. The names of the Company's officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Adam Laufer	39	Chief Executive Officer, Chief Financial Officer, President and Chairman of the Board Directors

The names of the Company's officers and directors as of the Effective Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Greg Pan	56	Chairman of the Board Directors
Jon Pan	25	Chief Executive Officer, President, Chief Financial Officer and Director

Mr. Guocheng "Greg" Pan

Mr. Greg Pan PhD, 56, was appointed non-executive Chairman of the registrant and its general partner on December 26, 2013. Mr. Pan currently serves as chief executive officer and president of China Hanking Holdings (3788:HK) and Chairman of GreenWorld Technologies. Dr. Pan has obtained more than 25 years of experience in operations and management of various resource and investment companies. In addition to his broadly published papers and reports in the areas of resource modeling and economic evaluation, Mr. Pan has published over 20 patents in electronic cigarette technologies and vaporizing devices. Dr. Pan, graduated from Peking University in 1982, obtained a master degree in 1985, and a PhD from The University of Arizona in 1989. Mr. Pan is citizen of the United States.

Mr. Jonathan Pan

Mr. Jonathan Pan, 25, was appointed Chief Executive Officer and President of the registrant and managing director of its general partner on December 26, 2013. Mr. Pan, recently served as Vice President for Beijing GreenWorld Technologies, Ltd. ("BGT"), a firm specializing in the technological development and manufacturing of electronic cigarettes. Mr. Pan's responsibilities at BGT included, managerial operations, business development, client management and contract negotiations. Mr. Pan was central in the development of several electronic cigarette brands, XhaleO2, Cigar-Lite, Red-eCig and GreenCig. Mr. Pan graduated from UC Davis in 2008 and is a Citizen of the United States.

Family Relationships

Mr. Greg Pan is the father of Mr. Jonathan Pan.

Transactions with Related Persons, Promoters and Certain Control Persons

Except with respect to the following, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last two fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, any proposed director, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

Contemporaneous with the execution of the Purchase Agreement, Mr. Adam Laufer, CEO of Soleil, resigned and Mr. Jon Pan was appointed CEO of Soleil and a member and manager of its general partner, Soleil Capital Management LLC. Mr. Laufer, also resigned as a member and manager of Soleil Capital Management LLC and entered into a Securities Exchange Agreement ("Exchange Agreement") wherein Mr. Laufer exchanged certain debt obligations owed to him by Soleil for warrants to purchase 2,000,000 common units representing limited partnership interests of Soleil at an exercise price of $0.15 per common unit, the warrants expire on the ten year anniversary of the effective date of the Exchange Agreement.

Involvement in Certain Legal Proceedings.

To the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending a criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 , as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by it, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

Board Committees

We have not established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee, any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

DESCRIPTION OF COMMON UNITS

Common Units

Our common units represent limited partner interests in us. The holders of our common units are entitled to participate in our distributions and exercise the rights or privileges available to limited partners under our partnership agreement.

Transfer of Common Units

By acceptance of the transfer of our common units in accordance with our partnership agreement, each transferee of our common units is admitted as a common unitholder with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Additionally, each transferee of our common units:

  represents that the transferee has the capacity, power and authority to enter into our partnership agreement;
  will become bound by the terms of, and will be deemed to have agreed to be bound by, our partnership agreement;
  gives the consents, approvals, acknowledgements and waivers set forth in our partnership agreement.

A transferee will become a substituted limited partner of our partnership for the transferred common stock automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common stock.
Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. A beneficial holder's rights are limited solely to those that it has against the record holder as a result of any agreement between the beneficial owner and the record holder.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of the shares of Common Stock by: (i) each person who, to the Company's knowledge, beneficially owns 5% or more of the shares of Common Stock and (ii) each of the Company's directors and "named executive officers." As of the Record Date, there were 13,127,125 common units representing limited partnership interests issued and outstanding and 4,000,000 Units subject to issuance pursuant to outstanding warrant agreements.

Name and address of Beneficial Owner	Number of Common Units Representing Limited Partnership Interests	Percent of Class (1)

Directors and Named Executive Officers:

Greg Pan (2)	10,001,360	58.39%
Jon Pan (3)	2,500,340	14.59%
Adam Laufer (4)	2,878,408	16.80%

All officers and directors as a group:	14,980,108	89.79%

(1) Beneficial ownership is calculated based on the 17,127,125 Common Units issued and outstanding as of the Record Date hereof, together with securities exercisable or convertible into shares of Common Stock within sixty (60) days of the Record Date hereof for each stockholder.

(2) Dr. Pan is the Chairman of the Company. Mr. Pan's address is 787 Adeline Ave San Jose, CA 95136. Dr. pan's owns 10,001,360 common units, which include options to purchase 1,600,000 Common Units with an exercise price of $0.15 per unit.

(3) Mr. Pan is the Chief Executive Officer, Chief Financial Officer and President of the Company. Mr. Pan's address is 787 Adeline Ave San Jose, CA 95136. Mr. pan's owns 2,500,340 common units which include options to purchase 400,000 Common Units with an exercise price of $0.15 per unit.

(4) Includes options to purchase 2,000,000 Common Units with an exercise price of $0.15 per unit. Mr. Laufer's resignation as Chairman of the Board will become effective on the Effective Date.

LEGAL PROCEEDINGS

To the Company's knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid compensation to its members of the Board for serving as such. The Board may in the future decide to award the members of the Board cash or stock based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the any transaction referred to herein. No vote or other action is being requested of the Company's stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLEIL CAPITAL L.P.
	By:	Soleil Capital Management LLC, its general partner

Date: December 30, 2013		/s/ Adam Laufer
Name: Adam Laufer
Title: Chairman of the Board of Directors